SEC File Number
001-38093
CUSIP Number
92347M10 0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Veritone, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1615 Platte Street, 2nd Floor
Address of Principal Executive Office (Street and Number)

Denver, CO 80202
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Veritone, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense because the Company is in the process of evaluating and finalizing the appropriate accounting with respect to certain foreign exchange transactions between the Company and its subsidiary located in Israel. The Company previously reported its results of operations for the quarter ended September 30, 2023 in its press release furnished on its Current Report on Form 8-K filed on November 8, 2023. The Company expects that the impact of adjustments, if any, after finalizing the appropriate accounting will be limited to non-cash other expense, net loss and net loss per share for the quarter ended September 30, 2023. The Company does not expect its revenue, loss from operations, non-GAAP gross margins, and non-GAAP net income (loss) for the quarter ended September 30, 2023 as previously reported by the Company will be impacted and the Company does not expect any revisions to impact the ongoing operations of the Company. The Company expects to file the Form 10-Q within the extension period of five calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we intend that such forward-looking statements be subject to the safe harbors created thereby. All statements made in this Form 12b-25 that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as “anticipates,” “believes,” “seeks,” “estimates,” “expects,” “intends,” “continue,” “can,” “may,” “plans,” “potential,” “projects,” “should,” “could,” “will,” “would” or similar expressions and the negatives of those expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such forward-looking statements include, but are not limited to, the Company’s expectation that the evaluation and finalization of the appropriate accounting may result in adjustments that would impact its non-cash other expense, net loss and net loss per share for the quarter ended September 30, 2023 and will not impact its revenue, loss from operations, non-GAAP gross margin and non-GAAP net income (loss) previously reported by the Company for the quarter ended September 30, 2023, and the Company’s expectation that it will file the Form 10-Q within the extension period of five calendar days provided under Rule 12b-25.

The forward-looking statements included herein represent our management’s current expectations and assumptions based on information available as of the date of this report. These statements involve numerous known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements including but not limited to, the factors included under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2023 as well as other filings that the Company makes with the SEC from time to time. In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information, which speak only as of the date of this report.

Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements.

Except as required by law, we assume no obligation to update any forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael L. Zemetra	888	507-1737
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously reported its results of operations for the quarter ended September 30, 2023 in its press release furnished on its Current Report on Form 8-K filed on November 8, 2023. As noted above, the Company expects that the impact of adjustments, if any, after finalizing the appropriate accounting will be limited to non-cash other expense, net loss and net loss per share for the quarter ended September 30, 2023. The Company does not expect its revenue, loss from operations, non-GAAP gross margins, and non-GAAP net income (loss) for the quarter ended September 30, 2023 as previously reported by the Company will be impacted. Further adjustments to the Company’s results of operations previously reported could be made as the Company finalizes its review process.

Veritone, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2023	By:	/s/ Michael L. Zemetra
Name: Michael L. Zemetra
Title: Chief Financial Officer